EXHIBIT 10.13G

COMPENSATION OF DIRECTORS

Directors who are also employees of State Street Corporation or State Street Bank and Trust Company do not receive any compensation for serving as directors or as members of committees. The compensation for the non-management directors of State Street is reviewed and determined annually by the Executive Compensation Committee of the Board of Directors. For the period April 2004 through March 2005, directors who are not employees of State Street or the Bank received the following compensation:

•	annual retainer—$50,000, payable at their option in shares of common stock of State Street or in cash,

•	meeting fees—$1,500 for each Board and committee meeting

•	an award of 2,067 shares of deferred stock, payable (together with additional stock amounts to reflect dividend and distribution amounts paid during deferral) after the director leaves the Board.

For this period, one outside director elected to receive his annual retainer in cash, and all other outside directors elected to receive their annual retainer in shares of common stock. The directors may elect to defer either 50% or 100% of fees and compensation payable during any calendar year pursuant to State Street’s Deferred Compensation Plan for Directors, until after the director leaves the board or attains a specified age. Under the plan, deferred cash amounts accrue interest during deferral at a rate equal to the effective yield on 360-day Treasury bills, and deferred stock amounts are adjusted to reflect dividend and distribution amounts paid during deferral. Three directors have elected to defer compensation under the plan.

Directors receive travel accident insurance and are entitled to receive reimbursement for travel expenses or to be provided transportation in attending Board meetings and functions, and complimentary parking at State Street’s headquarters building in Boston.

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